

18005486

SEC1

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Mail Processing Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-29565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *First Financial Securities of America*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11811 North Freeway, Suite 900

(No. and Street)

Houston   TX   77060

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester   281-847-8422

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina LLP

(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 475	Houston	TX	77034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Larry Forrester</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>First Financial Securities of America, Inc</u> , as of <u>December 31</u> , 20<u>17</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

<u>President</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

**FINANCIAL STATEMENTS WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2017 and 2016**

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS



Ham, Langston
& Brezina, L.L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Houston, Texas
February 27, 2018

Ham, Langston Brezina, LLP

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

ASSETS	2017	2016
Current assets:		
Cash and cash equivalents	$ 879,103	$ 849,239
Restricted cash	10,000	10,000
Commissions receivable	76,836	77,734
Receivables, related parties	7,102	12,133
Prepaid expenses	53,120	54,003
Total current assets	1,026,161	1,003,109
Capital lease assets, net	600	1,001
Total assets	$ 1,026,761	$ 1,004,110

LIABILITIES AND SHAREHOLDER'S EQUITY	2017	2016
Current liabilities:		
Accounts payable and accrued expenses	$ 18,969	$ 36,548
Accounts payable, related party	39,534	69,281
Current portion of capital lease obligation	433	412
Deferred tax liability	80	137
Income taxes payable to Parent	49,778	70,691
Total current liabilities	108,794	177,069
Capital lease obligation, net of current portion	225	658
Total liabilities	109,019	177,727
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	905,742	814,383
Total shareholder's equity	917,742	826,383
Total liabilities and shareholder's equity	$ 1,026,761	$ 1,004,110

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenues:		
Commission revenue	$ 737,463	$ 701,141
Expenses:		
Sales commissions	223,764	224,051
Service fee - related parties	180,000	180,000
Overhead expense reimbursement - related party	128,199	121,876
Licenses and fees	47,100	50,039
Taxes	6,164	6,113
Other operating expenses	5,307	6,342
Consulting fees	4,589	8,655
Education and training	1,475	94
Amortization	401	400
Total expenses	596,999	597,570
Net income before income taxes	140,464	103,571
Provision (benefit) for income taxes:		
Current	49,162	36,248
Deferred	(57)	-
	49,105	36,248
Net income	$ 91,359	$ 67,323

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2015	$ 1,000	$ 11,000	$ 747,060	$ 759,060
Net income	-	-	67,323	67,323
Balance, December 31, 2016	1,000	11,000	814,383	826,383
Net income	-	-	91,359	91,359
Balance, December 31, 2017	$ 1,000	$ 11,000	$ 905,742	$ 917,742

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 91,359	$ 67,323
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	401	400
Deferred tax benefit	(57)	-
Changes in:		
Commissions receivable	898	(8,209)
Receivables, related parties	5,031	45,496
Prepaid expenses	883	1,383
Accounts payable and accrued expenses	(17,579)	8,646
Accounts payable, related party	(29,747)	69,281
Income taxes payable to Parent	(20,913)	36,248
Net cash provided by operating activities	30,276	220,568
Cash flows from financing activities:		
Payments on capital lease obligations	(412)	(392)
Net cash used in financing activities	(412)	(392)
Net increase in cash and cash equivalents	29,864	220,176
Cash and cash equivalents, beginning of year	849,239	629,063
Cash and cash equivalents, end of year	$ 879,103	$ 849,239
Supplemental disclosures of cash flow information:		
Interest paid	$ 44	$ 64

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. ## Organization

   First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. ## Summary of Significant Accounting Policies

   ### Basis of Accounting

   The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   ### Revenue Recognition

   Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

   ### Allowance for Doubtful Accounts

   The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2017 and 2016, there was no allowance as management believes all accounts are collectible.

   ### Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   ### Cash and Cash Equivalents

   The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

   ### Capital Lease Assets

   Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed using the straight-line method over the term of the lease, which is approximately five years.

   ### Concentrations of Credit Risk

   Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

   FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

   Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

   For the year ended December 31, 2017, approximately $391,000, or 53%, $98,000, or 13%, $80,000, or 11% and $79,000, or 11%, of commission revenue was earned from four sponsors of variable annuity products. At December 31, 2017, approximately $29,000, or 38% and $28,000, or 36%, of commission's receivable were from two sponsors of variable annuity products.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

2. **Summary of Significant Accounting Policies, continued**

    Concentrations of Credit Risk, continued

    For the year ended December 31, 2016, approximately $386,000, or 55%, $94,000, or 13%, and $73,000, or 10%, of commission revenue was earned from three sponsors of variable annuity products. At December 31, 2016, approximately $39,000, or 51% and $20,000, or 25%, of commission's receivable were from two sponsors of variable annuity products.

    Income Taxes

    Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between US GAAP and income tax reporting purposes.

    The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

    The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2017 and 2016, the Company did not book any interest or penalties related to uncertain tax positions.

    With few exceptions, the Company is no longer subject to United Stated federal income tax or state income tax examinations for years before 2013.

    Fair Value of Financial Instruments

    The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

3. **Deposit with Clearing Organization**

    The Company has an agreement with Hilltop Securities, (the "clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $10,000 be maintained by the Company. As of December 31, 2017, and 2016, the balance is reflected as restricted cash on the statements of financial condition.

4. **Income Taxes**

    For the years ended December 31, 2017 and 2016, the provision for income tax of $49,105 and $36,248, respectively, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax liability of $80 and $137, at December 31, 2017 and 2016, respectively, related primarily to accelerated amortization and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2017 and 2016.

    In December 2017, the President of the United States of America signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The Tax Reform Act permanently reduces the U.S. corporate income tax rate from 34% to 21%, effective January 1, 2018. As a result of the reduction in the U.S. corporate income tax rate, the Company revalued its ending deferred tax assets and liabilities at December 31, 2017, resulting in a reduction in deferred tax liabilities of approximately $55.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

5. Related-Party Transactions

At December 31, 2017 and 2016, the Company had income taxes payable to its Parent of $49,778 and $70,691, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2017 and 2016, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $5,000, per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2017 and 2016, the Company reimbursed FFC $128,199 and $121,876, respectively, for general operating costs. As of December 31, 2017, and 2016, the Company owed $39,534 and $69,281 for its allocations of general operating expenses under the agreement. Amounts owed bear no interest and are included in accounts payable, related party, in the accompanying statements of financial condition

At December 31, 2017 and 2016, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense of $120,000 during both the years ended December 31, 2017 and 2016 for these administrative services, which is included in service fee expense in the accompanying statements of operations.

As of December 31, 2017, and 2016, the Company had accounts receivable of $7,102 and $12,133, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-I of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017 and 2016, the Company had net capital of $798,965 and $711,826, respectively, which is $748,965 and $661,826, respectively, in excess of the net capital requirement of $50,000. At December 31, 2017 and 2016, the Company's ratio of aggregate indebtedness to net capital was 0.14 and 0.25 to 1, respectively. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

7. Exemption from Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

8. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2017 and 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. Capital Lease

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2017 and 2016:

	2017	2016
Office equipment, at cost	$ 2,102	$ 2,102
Less accumulated amortization	(1,502)	(1,101)
	$ 600	$ 1,001

9. **Capital Lease**

Future minimum lease payments for the above assets under capital leases at December 31, 2017 are as follows:

December 31,

2018	$	456
2019		228
Total minimum obligations		684
Interest		(26)
Present value of net minimum obligations	$	658
Current portion of obligation	$	433
Long-term portion of obligation	$	225

10. **Subsequent Events**

Subsequent events have been evaluated through February 27, 2018 which is the date the financial statements were available for issuance.

SUPPLEMENTARY INFORMATION



Ham, Langston
& Brezina, L.L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5, continued**

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2017 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, Texas
February 27, 2018

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2017
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 917,742
Nonallowable assets:	
Commissions receivable (net of payables)	57,954
Receivables, related parties	7,102
Capital lease assets, net	600
Prepaid expenses and other assets	53,120
Total nonallowable assets	118,776
Net capital before haircuts on security positions	798,966
Haircuts on security positions	-
Net capital	798,966
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 748,966
Aggregate indebtedness	$ 109,018
Ratio of aggregate indebtedness to net capital	0.14

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 776,924	$ 112,179
Post closing adjustments:		
Increase in allowable assets	18,881	-
Increase in accrued expenses	3,161	(3,161)
Total	$ 798,966	$ 109,018

The accompanying notes are an integral part of these financial statements.



Ham, Langston & Brezina, L.L.P.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION**

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Houston, Texas
February 27, 2018

11550 Fuqua Street, Suite 475, Houston, TX 77034 • 281-481-1040
1011 Tremont Street, Galveston, TX 77550 • 409-765-9311
www.hlb-cpa.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14****2674****************MIXED AADC 220
29565   FINRA   DEC
FIRST FINANCIAL SECURITIES OF
11811 NORTH FWY STE 900
HOUSTON, TX 77060-3292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Forrester 281-847-8422

2. A. General Assessment (item 2e from page 2) $_____0_____

   B. Less payment made with SIPC-6 filed (exclude Interest)   (_____

   _____
   Date Paid
   C. Less prior overpayment applied   (____151.56____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $__(151.56)__

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the *16th* day of *February*, 20 *18*.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ **737,463**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

737,463

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **14**

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

14

Total deductions

737,463

2d. SIPC Net Operating Revenues $ **(14)**

2e. General Assessment @ .0015 $ **0**

(to page 1, line 2.A.)

2



HLB | Ham, Langston & Brezina, L.L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
First Financial Securities of America, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) and (k)(2)(ii)(the "exemption provisions") and (2)the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 27, 2018

Ham, Langston & Brezina, LLP

11550 Fuqua Street, Suite 475, Houston, TX 77034 • 281-481-1040
1011 Tremont Street, Galveston, TX 77550 • 409-765-9311
www.hlb-cpa.com

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1) and (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Larry Forrester, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Larry Forrester, President
February 27, 2018